Securities and Exchange Commission, Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)* _______________________________________________________________________ (Name of Issuer) Dylex Limited _______________________________________________________________________ (Title of Class of Securities) Common Stock _______________________________________________________________________ (CUSIP Number) 267720407 _______________________________________________________________________ (Date of Event Which Requires Filing of this Statement) Annual Filing Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [x] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 267720407 (1) Names of reporting persons...Bankmont Financial Corp I.R.S. Identification Nos. of above persons (entities only) 51-0275712 ----------------------------------------------------------------------- (2) Check the appropriate box if a member of a group (a) (b) x (3) SEC use only..................................................... ----------------------------------------------------------------------- (4) Citizenship or place of organization............................. Ontario, Canada ----------------------------------------------------------------------- Number of shares beneficially owned by each reporting person with: (5) Sole voting power.4,367,902.......................... (6) Shared voting power...0............................... (7) Sole dispositive power....4,367,902................... (8) Shared dispositive power....0........................... ----------------------------------------------------------------------- (9) Aggregate amount beneficially owned by each reporting person 4,367,902 ----------------------------------------------------------------------- (10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).................................................. ----------------------------------------------------------------------- (11) Percent of class represented by amount in Row (9) 8.43........ ----------------------------------------------------------------------- (12) Type of reporting person (see instructions)..HC................ ----------------------------------------------------------------------- Page--of--Pages-------------------------------------------------------- Item 1(a) Name of issuer: Dylex Limited Item 1(b) Address of issuer's principal executive offices: 637 Lake Shore Boulevard West Toronto, Ontario M5V 1AB Canada 2(a) Name of person filing: Bankmont Financial Corp _______________________________________________________________________ 2(b) Address or principal business office or, if none, residence: 111 W. Monroe Street P. O. Box 755 Chicago, IL 60690 _______________________________________________________________________ 2(c) Citizenship: Ontario, Canada _______________________________________________________________________ 2(d) Title of class of securities: Common Stock _______________________________________________________________________ 2(e) CUSIP No.: 267720407 _______________________________________________________________________ Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). (b) [x] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c). (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8). (e) [ ] An investment adviser in accordance with Sec. 240.13d- 1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F); (g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G); (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J). Item 4. Ownership 1. (a) Amount beneficially owned: 4,367,902 (b) Percent of class: 8.43 (c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote 4,367,902 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of 0 (iv) Shared power to dispose or to direct the disposition of 0 Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]. Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Bankmont Financial Corp., a Parent Holding Company, Filing on behalf of the following affiliates: Bank of Montreal Holding Inc., a Parent Holding Company 350 7th Avenue S.W. Calgary, Alberta CANADA T2P 3N9 Bank of Montreal Securities Canada Limited, a Parent Holding Company First Canadian Place Third Floor Toronto, Ontario CANADA M5X 1A1 The Nesbitt Burns Corporation Limited, a Parent Holding Company One First Canadian Place Fourth Floor Toronto, Ontario CANADA M5X 1H3 Nesbitt Burns, Inc., a broker-dealer One First Canadian Place 5th Floor Toronto, Ontario CANADA M5X 1H3 And filing on behalf of its parent: Bank of Montreal 1 First Canadian Place Toronto, Ontario Canada MX5 1H3 Item 8. Identification and Classification of Members of the Group See Exhibit 2 Item 9. Notice of Dissolution of Group. Not Applicable Item 10. Certification By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: January 10, 2001 BANKMONT FINANCIAL CORP. BY: (Alan G. McNally) Alan G. McNally President Schedule 13G Exhibit 1 Nesbitt Burns, Inc. is a wholly-owned subsidiary of The Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal. Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf. Dated: January 10, 2001 BANK OF MONTREAL BY: (Velma J. Jones) Velma J. Jones Secretary BANK OF MONTREAL HOLDING INC. BY: (Chris Begy) Chris Begy Chief Financial Officer BANK OF MONTREAL SECURITIES CANADA LIMITED BY: (Derek Jones) Derek Jones Senior Vice President THE BMO NESBITT BURNS CORPORATION LIMITED BY: (Charlie R. Moses) Charlie R. Moses BMO NESBITT BURNS INC. BY: (Charlie R. Moses) Charlie R. Moses Senior Vice President and Managing Director Schedule 13G Exhibit 2 This Schedule is being filed by Bankmont Financial Corporation, its parent company, Bank of Montreal. Bank of Montreal, Bankmont Financial Corp., Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc., expressly disclaim the existence of a group for purposes other than this filing.